April 24, 2009

Cicely LaMothe – Branch Chief
Jaime John – Staff Accountant
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Meruelo Maddux Properties, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007
Filed on March 31, 2008
File No. 001-33262

Dear Ms. LaMothe and Ms. John:

We are writing in response to the comments of your letter dated March 3, 2009 addressed to the Company in connection with the above-referenced filing. For your convenience, each of the comments in your letter is reproduced below in italicized text and is followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Share-Based Compensation, page F-11

1)
We read your response to comment four.  It is unclear whether the illiquidity discount and the discount due to the risk related to the book-up requirement account for the expected volatility and the risk-free interest rate, respectively.  Please advise or alternately confirm that volatility and risk free interest rate are not considered substantive characteristics of your LTIP units.  Refer to paragraphs A11 and A18 of SFAS 123R.

Response:

The Company’s LTIP unit valuation takes into account two different discounts due to illiquidity and the risk related to the book-up requirement.  The illiquidity discount is calculated because the LTIP units cannot be redeemed or transferred for two years from the valuation date.  As such, the illiquidity discount is calculated based on discounts observed on restricted stock of companies with similar redemption restrictions and a similar expected volatility of 20 percent.  20 percent was selected as the expected volatility because it was the closest to the volatility of most real estate stocks.

The valuation of the discount due to the risk related to the book-up requirement does not take into account the expected volatility and the risk free interest rate.  The discount due to the risk related to the book-up requirement is based on a methodology of “when” the book-up requirement would be met, not “if” as a result of management inquiries and review of the partnership agreement of the Operating Partnership.

The risk-free interest rate was not considered to be a factor in these calculations because we do not consider our LTIP units to be an option or to have option-like characteristics, which is a requirement of Paragraph A18 of SFAS 123R.  We believe we have taken into account all substantive characteristics of our LTIP units (i.e. expected volatility, market conditions) as per paragraph A11 of SFAS 123R.

Additionally, we note your disclosure on page F-11 and in Note 12.  However, please confirm that in future filings you will include a clear explanation of the types of discounts taken and how they are necessary in assessing the value of your LTIP units, the specific discount rates and other assumptions used in your valuation model as required by paragraph 240(c) of SFAS 123R..

Response:

The Company advises the staff that in future filings, clear explanations of the types of discounts taken and how they are necessary in assessing the value of the LTIP units have been included.  Below is an excerpt from the Company’s Form 10-K for the year ended December 31, 2007 regarding the assumptions used to value the LTIP units granted in 2007 as well as the LTIP units issued in 2008.

Assumptions used to Value Long-term Incentive Units

We engaged a third party consultant to assist the Company with an analysis to value the LTIP units issued at the IPO date to our executives and the LTIP units issued in May 2008 to Andrew Murray.

For the units issued at the IPO, our analysis indirectly applied the market approach of asset valuation to our LTIP units and utilized the weighted average market value of the Company’s common stock of $10.63 on the date of the grant as the starting point for the discounted market value analysis.   Next, a discount was applied due to the lack of marketability, or illiquidity, of the LTIP units as the LTIPs cannot be redeemed or transferred for two years from the grant, or valuation date. With respect to illiquidity or lack of marketability, various restricted stock studies reporting the discounts observed on restricted stock of similar companies that also have publicly traded stock were cited. Also considered was a published marketability analysis that computes discounts for securities whose volatilities are most similar to real estate company stocks, which was 20 percent. From this information, an illiquidity discount of 20 percent for the LTIP units was utilized for valuation purposes.

A second discount due to the risk related to the book-up requirement of the LTIP units was also made.  To determine the uncertainty of a book-up event or post-vesting probabilities, the third-party consultant made inquiries of management as to the probabilities of a book-up event over time. Also reviewed was the partnership agreement of the Company’s operating partnership for events that would trigger a book-up event.  With this information it was determined that the expected timing, or delay, for the book-up event was approximately two years.  The methodology was based on “when” the book-up requirement would be met, not “if”, thus the expected volatility of 20 percent was a relevant factor in this discount calculation as well.  Overall, the uncertainty of the book-up timing was estimated to add approximately 7.5 percent to the discount factor.

Thus, the combined discount was 27.5 percent and, when applied to the starting grant date common share price of $10.63, each LTIP unit issued at the IPO was valued at $7.71.  In addition, the LTIP units issued at the end of 2007 were issued with the same 27.5 percent discount as no significant changes were noted.

For the 300,000 employment based LTIP units granted to Andrew Murray, the same approach was used in the valuation of the LTIP units issued at the IPO, except that the market value of the Company’s common stock of $1.96 on the date of the grant was used as the starting point for the discounted market value analysis.   Considering current market conditions and estimates, an illiquidity discount of 30 percent based on the illiquidity of the units and review of a marketability analysis that computes discounts for securities with a volatility similar to ours, which was estimated to be 55 percent over the next three years.  A second discount due to the risk related to the book-up requirement of the LTIP units was not taken as it was determined that within the valuation considerations of SFAS 123(R), the fair value of the LTIP units would not be materially affected by the restriction.  Thus, the applicable discount was 30 percent and, when applied to the starting grant date common share price of $1.96, each LTIP unit was valued at $1.37.

For the 200,000 performance-based LTIP units granted to Andrew Murray, a Monte Carlo method was used to estimate the value of these units.  The model estimated the value after 100,000 trials by simulating, in a risk-neutral framework using the 3-year risk-free rate of 2.73% and expected volatility of 55%, the Company’s stock price and calculating the present value of each tranche of Mr. Murray’s performance-based LTIP units if and when they are granted over the three-year term of Mr. Murray’s employment agreement.  After calculating the present value of each tranche with the model, the same discount factor of 30 percent for the lack of marketability was applied.  Thus, each tranche of 40,000 units was valued as follows.

	Stock Price Threshold	Issuance Date Fair Value
Tranche 1	$10	$0.21
Tranche 2	11	0.18
Tranche 3	12	0.15
Tranche 4	13	0.13
Tranche 5	14	0.11

In the Company’s view, the models used met all three criteria required by SFAS 123(R), paragraph A8.  The valuation technique applied was applied in a manner consistent with the fair value measurement objective and was based on established principles of financial economic theory and generally applied in that field.  In addition, it reflected all substantive characteristics of the instrument as it reflected the market price of a common share discounted for the lack of marketability and the risk related to the book-up requirement.

*****

In connection with the Company’s response to the staff’s comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions about the foregoing response, please do not hesitate to contact me directly at (213) 291-2800 x319.

                                                                     Sincerely,

Date: April 24, 2009	/s/ Andrew Murray
Andrew Murray
Chief Financial Officer